Exhibit 12.1

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$300	$227	$378	$386	$345
Fixed charges	597	650	857	1,868	5,788
Earnings available for fixed charges	$897	$877	$1,235	$2,254	$6,133

Fixed charges:
Interest on consolidated obligations	$593	$645	$852	$1,862	$5,674
Interest on deposits	1	1	3	4	110
Interest on securities sold under agreement to repurchase	—	—	—	—	2
Mandatorily redeemable capital stock	3	4	2	2	2
Fixed charges	$597	$650	$857	$1,868	$5,788

Ratio of earnings to fixed charges	1.50	1.35	1.44	1.21	1.06